UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 5)*

                       Dreyer's Grand Ice Cream, Inc.
-----------------------------------------------------------------------------
                             (Name of Issuer)

                  Common Stock, par value $1.00 per share
-----------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 26187810
                               -------------
                               (CUSIP Number)

                           Nancy E. Barton, Esq.
                   General Electric Capital Corporation
                            260 Long Ridge Road
                            Stamford, CT 06927
                              (203) 961-5523

                               Alan M. Lewis
                      General Electric Pension Trust
                               P.O. Box 7900
                            3003 Summer Street
                            Stamford, CT 06904
                              (203) 326-2313


-----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                             January 29, 2002
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing Person(s) has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(f) or 240.13d-1(g), check the following box [__].

*The remainder of this cover page shall be filled out for a reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 5 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by General Electric Capital Corporation, a Delaware corporation ("GECC"), General Electric Pension Trust, a New York common law trust ("GEPT"), GE Investment Private Placement Partners I, Limited PArtnership, a Delaware limited partnership ("GEIPPP"), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of General Electric Company ("GEAM"), General Electric Capital Services, Inc., a Delaware corporation and General Electric Company, a New York corporation on July 12, 1993 and amended on each of May 24, 1994, December 10, 1997, July 5, 2001 and August 7, 2001, relating to the common stock, par value $1.00 per share (the "Common Stock") of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.

The Schedule 13D is amended in the following manner:

Item 1.         Security and Issuer.
------          -------------------

                Unchanged.

Item 2.         Identity and Background.
------          -----------------------

                Unchanged.

Item 3.         Source and Amount of Funds or Other Consideration.
------          -------------------------------------------------

                Unchanged.

Item 4.         Purpose of Transaction.
------          ----------------------

                On January 29, 2002, GECC, GEPT, GEIPP and the Company entered into the letter agreement dated January 28, 2002, a copy of which is attached as an exhibit and which is incorporated by reference.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                Unchanged.

Item 6. Contracts Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                -----------------------------------

                On January 29, 2002, GECC, GEPT, GEIPP and the Company entered into the letter agreement dated January 28, 2002, a copy of which is attached as an exhibit and which is incorporated by reference.

Item 7.         Material to be Filed as Exhibits.
                --------------------------------

                Letter agreement dated January 28, 2002, among GECC, GEPT, GEIPP and the Company.

Schedules:
---------

Schedule I is replaced in its entirety by Schedule I attached hereto.

                                SIGNATURES

          After reasonable inquity and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 GENERAL ELECTRIC CAPITAL CORPORATION

                                 By: /s/ Jonathan K. Sprole
                                    --------------------------------
                                    Name:  Jonathan K. Sprole
                                    Title: Department Operations Manager


                                 GENERAL ELECTRIC PENSION TRUST

                                 By:  GE Asset Management Incorporated,
                                 its Investment Manager

                                 By: /s/ Patrick J. McNeela
                                    --------------------------------
                                    Name: Patrick J. McNeela
                                    Title: Vice President

                                 GE INVESTMENT PRIVATE PLACEMENT PARTNERS I,
                                 LIMITED PARTNERSHIP

                                 By: GE Asset Management Incorporated,
                                 its General Partner

                                 By: /s/ Patrick J. McNeela
                                    --------------------------------
                                    Name: Patrick J. McNeela
                                    Title: Vice President

                                 GE ASSET MANAGEMENT INCORPORATED

                                 By: /s/ Patrick J. McNeela
                                     -------------------------------
                                     Name:  Patrick J. McNeela
                                     Title: Vice President

                                 GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                 By: /s/ Jonathan K. Sprole
                                     -------------------------------
                                     Name:  Jonathan K. Sprole
                                     Title: Attorney-in-Fact

                                 GENERAL ELECTRIC COMPANY

                                 By: /s/ Jonathan K. Sprole
                                     -------------------------------
                                     Name:  Jonathan K. Sprole
                                     Title: Attorney-in-Fact

Dated:  January 30, 2002

                                                                 Schedule I

                          JOINT FILING AGREEMENT

          This will confirm the agreement by and among all the undersigned that the Amendment No. 5 to the Schedule 13D filed on the date with respect to the beneficial ownership by the undersigned of shares of Common Stock of Dreyer's Grand Ice Cream, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  January 30, 2002
                                GENERAL ELECTRIC CAPITAL CORPORATION

                                By: /s/ Jonathan K. Sprole
                                   ---------------------------------
                                   Name:  Jonathan K. Sprole
                                   Title: Department Operations Manager

                                GENERAL ELECTRIC PENSION TRUST

                                By: GE Asset Managemenet Incorporated,
                                its Investment Manager

                                By: /s/ Patrick J. McNeela
                                   ---------------------------------
                                   Name: Patrick J. McNeela
                                   Title: Vice President

                                 GE INVESTMENT PRIVATE PLACEMENT PARTNERS I,
                                 LIMITED PARTNERSHIP

                                 By: GE Asset Management Incorporated,
                                 its General Partner

                                 By: /s/ Patrick J. McNeela
                                    --------------------------------
                                    Name: Patrick J. McNeela
                                    Title: Vice President

                                 GE ASSET MANAGEMENT INCORPORATED

                                 By: /s/ Patrick J. McNeela
                                     -------------------------------
                                     Name:  Patrick J. McNeela
                                     Title: Vice President

                                 GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                 By: /s/ Jonathan K. Sprole
                                     -------------------------------
                                     Name:  Jonathan K. Sprole
                                     Title: Attorney-in-Fact

                                 GENERAL ELECTRIC COMPANY

                                 By: /s/ Jonathan K. Sprole
                                     -------------------------------
                                     Name:  Jonathan K. Sprole
                                     Title: Attorney-in-Fact